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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*


                    Oxford Health Plans, Inc.
-----------------------------------------------------------------
                         (Name of Issuer)

             Common Stock, par value $0.01 per share
-----------------------------------------------------------------
                  (Title of Class of Securities)

                           691471 10 6
       --------------------------------------------------
                          (CUSIP Number)

                        Paul J. Shim, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000
-----------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         August 28, 1998
    ----------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

----------------------                   ------------------------
CUSIP No. 691471 10 6                             Page 2
----------------------                   ------------------------

-----------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TPG Partners II, L.P.
-----------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) |x|
                                                         (b) |_|
-----------------------------------------------------------------
  3    SEC USE ONLY


-----------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
-----------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|

-----------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-----------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER

    SHARES
                -------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER

    OWNED BY              22,530,000 (See Items 4 and 5.)

 EACH REPORTING -------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
    PERSON

     WITH       -------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          22,530,000 (See Items 4 and 5.)

-----------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       22,530,000 (See Items 4 and 5.)
-----------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                              |_|

-----------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.82% (See Items 4 and 5.)
-----------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       PN
-----------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
              (INCLUDING EXHIBITS) OF THE SCHEDULE,
                  AND THE SIGNATURE ATTESTATION.

                         SCHEDULE 13D

----------------------                   ------------------------
CUSIP No. 691471 10 6                             Page 3
----------------------                   ------------------------

-----------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TPG Parallel II, L.P.
-----------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) |x|
                                                         (b) |_|
-----------------------------------------------------------------
  3    SEC USE ONLY


-----------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
-----------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|

-----------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-----------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER

    SHARES
                -------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER

    OWNED BY              22,530,000 (See Items 4 and 5.)

 EACH REPORTING -------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
    PERSON

     WITH       -------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          22,530,000 (See Items 4 and 5.)

-----------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       22,530,000 (See Items 4 and 5.)
-----------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                              |_|

-----------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.82% (See Items 4 and 5.)
-----------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       PN
-----------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
              (INCLUDING EXHIBITS) OF THE SCHEDULE,
                  AND THE SIGNATURE ATTESTATION.

                         SCHEDULE 13D

----------------------                   ------------------------
CUSIP No. 691471 10 6                             Page 4
----------------------                   ------------------------

-----------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TPG Oxford LLC
-----------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) |x|
                                                         (b) |_|
-----------------------------------------------------------------
  3    SEC USE ONLY


-----------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
-----------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|

-----------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-----------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER

    SHARES
                -------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER

    OWNED BY              0 (See Item 6.)

 EACH REPORTING -------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
    PERSON

     WITH       -------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0 (See Item 6.)

-----------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       0 (See Item 6.)
-----------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                              |_|

-----------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0 (See Item 6.)
-----------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       OO
-----------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
              (INCLUDING EXHIBITS) OF THE SCHEDULE,
                  AND THE SIGNATURE ATTESTATION.

                         SCHEDULE 13D

----------------------                   ------------------------
CUSIP No. 691471 10 6                             Page 5
----------------------                   ------------------------

-----------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TPG Investors II, L.P.
-----------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) |x|
                                                         (b) |_|
-----------------------------------------------------------------
  3    SEC USE ONLY


-----------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
-----------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|

-----------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas
-----------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER

    SHARES
                -------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER

    OWNED BY              22,530,000 (See Items 4 and 5.)

 EACH REPORTING -------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
    PERSON

     WITH       -------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          22,530,000 (See Items 4 and 5.)

-----------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       22,530,000 (See Items 4 and 5.)
-----------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                              |_|

-----------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.82% (See Items 4 and 5.)
-----------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       PN
-----------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
              (INCLUDING EXHIBITS) OF THE SCHEDULE,
                  AND THE SIGNATURE ATTESTATION.

           This Amendment No. 2 amends and supplements the
Schedule 13D (the "Schedule") filed on March 5, 1998, as amended by Amendment No. 1 filed on June 10, 1998 by TPG Partners II, L.P. ("TPG"), TPG Oxford LLC ("TPG Oxford"), TPG Parallel II, L.P. ("TPG Parallel") and TPG Investors II, L.P. ("TPG Investors") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Oxford Health Plans, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule.


Item 4.    Purpose of Transaction.
           -----------------------

           On August 28, 1998, at a meeting of the Company's shareholders, Shareholder Approval was obtained and, accordingly, the Series B Preferred Stock now accumulates dividends at identical rates and on identical terms as those applicable to the Series A Preferred Stock. In addition, as a result of the procurement of the Shareholder Approval, (i) the holders of the Series B Preferred Stock now have voting rights substantially similar to those with respect to the Series A Preferred Stock, and (ii) the Series B Warrants have become exercisable for 6,730,000 shares of Common Stock. The Filing Parties may be deemed to beneficially own up to 22,530,000 shares of Common Stock, or 22.82% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Company to be outstanding in its Definitive Proxy Statement on
Schedule 14A filed July 13, 1998).

Item 6.    Contracts, Arrangements, Understandings or
           Relationships With Respect to Securities of the Issuer.
           -------------------------------------------------------

           As contemplated by the Investment Agreement, TPG Oxford transferred title to the following Securities representing all of the Securities held by TPG Oxford to TPG: (i) 167,156.64 shares of Series A Preferred Stock, together with Series A Warrants to purchase, subject to adjustments as set forth therein, 10,779,898 shares of Common Stock, and (ii) 71,638.56 shares of Series B Preferred Stock, together with Series B Warrants to purchase, subject to adjustment as set forth therein, 4,591,691 shares of Common Stock. TPG Oxford was dissolved on August 29, 1998.

           The agreement pursuant to which the foregoing transfer was effected is filed as Exhibit 12 hereto and incorporated by reference herein.

Item 7.      Material to be Filed as Exhibits
             --------------------------------

Exhibit 12   Assignment Agreement, dated as of August 21,
             1998, by and between TPG Oxford LLC and TPG Partners
             II, L.P.

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Partners II, L.P. is true, complete and correct.

Dated:  September 22, 1998

                               TPG PARTNERS II, L.P.

                               By:  TPG GenPar II, L.P.
                                    its General Partner

                               By:  TPG Advisors II, Inc.
                                    its General Partner

                               By:  /s/ James O'Brien
                                  ------------------------
                                  Name: James O'Brien
                                  Title: Vice President

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Parallel II, L.P. is true, complete and correct.

Dated:  September 22, 1998

                               TPG PARALLEL II, L.P.

                               By:  TPG GenPar II, L.P.
                                    its General Partner

                               By:  TPG Advisors II, Inc.
                                    its General Partner

                               By:  /s/ James O'Brien
                                  ------------------------
                                  Name: James O'Brien
                                  Title: Vice President

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Investors II, L.P. is true, complete and correct.

Dated:  September 22, 1998

                               TPG INVESTORS II, L.P.

                               By:  TPG GenPar II, L.P.
                                    its General Partner

                               By:  TPG Advisors II, Inc.
                                    its General Partner

                               By:  /s/ James O'Brien
                                  ------------------------
                                  Name: James O'Brien
                                  Title: Vice President

                      EXHIBIT INDEX


                           Exhibit                           Page
                           -------                           ----

 1.    Joint Filing Agreement, dated as of March 4, 1998       *
       among TPG Partners II, L.P., TPG Oxford LLC, TPG
       Parallel II, L.P. and TPG Investors II, L.P.

 2.    Investment Agreement, dated as of February 23,          *
       1998 by and between TPG Oxford LLC and Oxford
       Health Plans, Inc.

 3.    Certificate of Designations of Series A Cumulative      *
       Preferred Stock (attached as Exhibit A to the
       Investment Agreement).

 4.    Form of Series A Warrant Certificate (attached as       *
       Exhibit B to the Investment Agreement).

 5.    Certificate of Designations of Series B Cumulative      *
       Preferred Stock (attached as Exhibit C to the
       Investment Agreement).

 6.    Form of Series B Warrant Certificate (attached as       *
       Exhibit D to the Investment Agreement).

 7.    Certificate of Designations of Series C Parti-          *
       cipating Preferred Stock (attached as Exhibit
       E to the Investment Agreement).

 8.    Registration Rights Agreement, dated as of              *
       February 23, 1998 by and between Oxford Health
       Plans, Inc. and TPG Oxford LLC.

 9.    Assignment Agreement, dated as of April 23, 1998,       *
       by and among TPG Oxford LLC and the DLJ Entities.

10.    Assignment Agreement, dated as of April 28, 1998,       *
       by and between TPG Oxford LLC and Oxford
       Acquisition Corp.

11.    Assignment Agreement, dated as of April 28, 1998,       *
       by and between TPG Oxford LLC and Chase Equity
       Associates, L.P.

12.    Assignment Agreement, dated as of August 21, 1998      11
       by and between TPG Oxford LLC and TPG Partners II,
       L.P.

*     Previously filed

                       ASSIGNMENT AGREEMENT

           ASSIGNMENT AGREEMENT (the "Agreement"), dated as of
August __, 1998, by and between TPG Oxford LLC, a Delaware limited liability company ("TPG Oxford"), TPG Partners II, L.P., a Delaware limited partnership ("TPG Partners") and Oxford Health
Plans, Inc., a Delaware corporation (the "Company").

                       W I T N E S S E T H:

           WHEREAS, pursuant to that certain Investment
Agreement, dated as of February 23, 1998 (the "Investment
Agreement"), between TPG Oxford and the Company, TPG Oxford purchased certain of the Securities in accordance with the terms of the Investment Agreement;

           WHEREAS, pursuant to Section 11.10(a) of the Investment Agreement, TPG Oxford is permitted to assign its rights under the Investment Agreement to any of its Affiliates;

           WHEREAS, TPG Oxford desires to transfer all of the Transferred Securities (as defined below) and all of the rights and obligations with respect thereto to TPG Partners;

           WHEREAS, TPG Partners desires to assume ownership of the Transferred Securities and all of the rights and obligations attached thereto and all of TPG Oxford's rights and obligations under the Investment Agreement;

           WHEREAS, TPG Oxford desires to assign all its rights and obligations under the Assignment Agreement, dated April 23, 1998, among TPG Oxford and the DLJ Entities, the Assignment Agreement, dated April 28, 1998, between TPG Oxford and Oxford Acquisition Corp., and the Assignment Agreement, dated April 28, 1998, between TPG Oxford and Chase (collectively, the "Designated Purchaser Agreements") to TPG Partners; and

           WHEREAS, the Company desires to evidence its consent to the Agreement.

           NOW, THEREFORE, in consideration of the obligations contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties hereto agree as follows:

           Section 1. Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in the Investment Agreement.

           Section 2. Assignment. (a) TPG Oxford hereby assigns to TPG Partners all of its right, title and interest to the following Securities (the "Transferred Securities"), representing all of the Securities held by TPG Oxford: (i) 167,156.64 shares of Series A Preferred Stock, together with Series A Warrants to purchase, subject to adjustment as set forth therein, 10,779,898 shares of Common Stock, and (ii) 71,638.56 shares of Series B Preferred Stock, together with Series B Warrants to purchase, subject to adjustment as set forth therein, (A) prior to the Shareholder Approval, 4,591.69 shares of Junior Preferred Stock, or (B) following the Shareholder Approval, 4,591,691 shares of Common Stock. TPG Oxford hereby agrees to direct the Company, and the Company hereby agrees, to transfer the Transferred Securities to TPG Partners in the records of the Company and to issue new certificates to TPG Partners representing the Transferred Securities.

           (b) TPG Oxford hereby assigns to TPG Partners, and TPG Partners hereby assumes, all rights and obligations of TPG Oxford under the Investment Agreement, Certificates of Designations, Warrants and the Designated Purchaser Agreements (collectively, the "Agreements"). The parties hereto agree that for all purposes under the Agreements, the term "Investor" and the term "TPG" shall mean TPG Partners.

           Section 3. Further Action. The parties agree upon request to execute any further documents or instruments and to take any other action necessary or desirable to carry out the purposes or intent of this Agreement. TPG Oxford hereby appoints TPG Partners as its attorney-in-fact, and authorizes TPG Partners, to execute all such documents and instruments and to take all such action on behalf and in the name of TPG Oxford.

           Section 4. Representation. TPG Oxford and TPG Partners represent and warrant for the benefit of the Company that the execution and delivery of this Agreement does not violate any Law applicable to the Company or any of its Subsidiaries.

           Section 5. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same document.

           Section 6. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of New York applicable to contracts made and to be performed in that State without reference to its conflict of laws rules. The parties hereto agree that the appropriate and exclusive forum for any disputes arising out of this Agreement shall be the United States District Court for the Southern District of New York, and, if such court will not hear any such suit, the courts of the state of the Company's incorporation, and the parties hereto irrevocably consent to the exclusive jurisdiction of such courts, and agree to comply with all requirements necessary to give such courts jurisdiction. The parties hereto further agree that the parties will not bring suit with respect to any disputes arising out of this Agreement except as expressly set forth below for the execution or enforcement of judgment, in any jurisdiction other than the above specified courts. Each of the parties hereto irrevocably consents to the service of process in any action or proceeding hereunder by the mailing of copies thereof by registered or certified airmail, postage prepaid, to the address specified in Section 11.06 of the Investment Agreement. The foregoing shall not limit the rights of any party hereto to serve process in any other manner permitted by the law or to obtain execution of judgment in any other jurisdiction. The parties further agree, to the extent permitted by law, that final and unappealable judgment against any of them in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and the amount of indebtedness. The parties agree to waive any and all rights that they may have to a jury trial with respect to disputes arising out of this Agreement.

           IN WITNESS WHEREOF, this Assignment Agreement executed on behalf of the parties hereto by their respective duly authorized officers, all as of the date first above written.


                               TPG OXFORD LLC


                               By:  /s/ James J. O'Brien
                                  ---------------------------
                                  Name: James J. O'Brien
                                  Title: Vice President
                                         and Treasurer



                               TPG PARTNERS II, L.P.

                                  By: TPG GenPar II, L.P.
                                  Its General Partner

                                  By: TPG Advisors II, Inc.
                                  Its General Partner


                               By: /s/ James J. O'Brien
                                  ---------------------------
                                  Name: James J. O'Brien
                                  Title: Vice President


                               OXFORD HEALTH PLANS, INC.


                               By: /s/ Jeffery H. Boyd
                                  ---------------------------
                                  Name: Jeffery H. Boyd
                                  Title: Executive Vice President
                                         and General Counsel